                                                                       EXHIBIT 2

FOR IMMEDIATE RELEASE

                             THE VANTIVE CORPORATION

                         ADOPTS SHAREHOLDERS RIGHTS PLAN

        Santa Clara, California, November 23, 1998 -- The Vantive Corporation
(VNTV) announced today that its Board of Directors has adopted a Preferred Stock Purchase Rights Plan designed to enable all Vantive stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Vantive stockholders in the event that an unsolicited attempt is made to acquire Vantive. The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of Vantive without paying all stockholders full and fair value. The distribution of the Rights is not in response to any proposal to acquire Vantive. The Board is not aware of any such effort.

        Under the plan, stockholders will receive one Right to purchase one one-thousandth of a share of a new series of Preferred Stock for each outstanding share of Vantive Common Stock held of record at the close of business on December 15, 1998.

        The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-thousandth of a share of the new Preferred Stock, at $75.00 per Right, when someone acquires 15 percent or more of Vantive's Common Stock or announces a tender offer which could result in such person owning 15 percent or more of the Common Stock. One existing stockholder who owns in excess of 15 percent of the Company's Common Stock is grandfathered for purposes of the Rights Agreement and will not trigger the Rights Agreement unless on or after the record date, the grandfathered stockholder acquires an additional 1 percent of the Company's outstanding Common Stock, or any shares which result in ownership in excess of 20 percent. Each one one-thousandth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. Prior to someone acquiring 15 percent, the Rights can be redeemed for $.001 each by action of the Board. Under certain circumstances, if someone acquires 15 percent or more of the Common Stock, the Rights permit Vantive stockholders other than the acquiror to purchase Vantive Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. Alternatively, when the Rights become exercisable, the Board of Directors may authorize the issuance of one share of Vantive Common Stock in exchange for each Right that is then exercisable. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a 50 percent discount. Rights held by the acquiror will become null and void in both cases.

        The rights expire on November 18, 2008. The Rights distribution will not be taxable to stockholders and will be payable to stockholders of record on December 15, 1998.

        [Vantive tag line]


                                       2